                                                                      EXHIBIT 18




October 2, 2002



Zale Corporation
901 W. Walnut Hill Lane
Irving, Texas 75035-1003


Ladies and Gentlemen:

We have audited the consolidated balance sheet of Zale Corporation and subsidiaries (the "Company") as of July 31, 2002, and the related consolidated statements of operations, cash flows, and stockholders' investment for the year then ended, and have reported thereon under date of August 29, 2002. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended July 31, 2002. As stated on page F-16 of the notes to those consolidated financial statements, the Company changed its method of determining price indices used in the valuation of LIFO inventories in fiscal year 2002, and states that the newly adopted accounting principle is preferable in the circumstances because it more accurately measures inflation or deflation in its retail prices. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

KPMG LLP